SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 9 January, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1) The Press Release issued on 9 January 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 9 January 2014

ING reaches agreement in principle to make Defined Benefits Pension Fund financially independent

•	ING to be released from future financial obligations under Dutch DB pension plan

•	Accounting and equity volatility for ING Bank and ING Insurance will be largely removed

•	Agreement marks important step in preparation for base case IPO of ING Insurance

•	ING to make one-off contribution of EUR 549 million to ING Pension Fund with an expected after-tax P&L impact EUR 412 million in 1Q14

•	In addition, write-off of Pension Asset estimated to result in EUR 0.8 billion after-tax P&L charge in 1Q14

•	Limited impact on ING Bank’s fully-loaded CT 1 ratio and ING Insurance’s IGD ratio

ING announced today that it has reached an agreement in principle with the trade unions (CNV Dienstenbond, FNV Finance and De Unie), the ING Pension Fund, the Central Works Council and the Association of Retired ING Employees (VSI) to transfer all future funding and indexation obligations under ING’s current closed Defined Benefit (DB) Pension Plan in the Netherlands to the ING Pension Fund. The ING Pension Fund manages approximately EUR 18 billion of assets for approximately 70,000 current and former employees of ING Bank and ING Insurance.

On 3 July 2012, ING announced the adoption of two new Defined Contribution (DC) pension plans for employees in the Netherlands as of 1 January 2014: one for employees of ING Bank and one for employees of ING Insurance. ING also announced that the current DB Plan of ING employees in the Netherlands would stop accruing new pension benefits as of 1 January 2014, when the two new schemes would come into effect. Today’s agreement is the final step in the move towards a modern, market-conforming pension plan and follows changes in international accounting standards. The agreement makes the ING Pension Fund financially independent and will reduce the equity volatility for both ING Bank and ING Insurance stemming from the requirements under the revised accounting regulation IAS 19.

“This agreement represents a significant milestone in the separation of Bank and Insurance as we prepare for the base case IPO of ING Insurance planned for this year. The agreement will greatly reduce the current volatility in our equity and will further simplify the Group. It also provides for a solid financial future for our employees and pensioners as the ING Pension Fund will be well-funded. I would like to thank the many stakeholders who were involved in this complicated exercise,” said Ralph Hamers, CEO ING Group.

The key elements of the agreement in principle are:

•	Responsibility for future indexation and funding thereof will be transferred to the ING Pension Fund;

•	ING’s obligation to restore the coverage ratio of the ING Pension Fund will cease;

•	The cross guarantees between ING Bank and ING Insurance to jointly and severally fund the obligations of the ING Pension Fund will be terminated;

•	ING will pay EUR 549 million on a pre-tax basis to the ING Pension Fund for the removal of these obligations;

•	ING will reduce the employees’ own contribution to the pension premium under the new DC Plan by approximately EUR 80 million over a 6 year period.

As part of the agreement, ING Bank and ING Insurance will be released from all financial obligations arising out of the Dutch DB Plan. Accordingly, under IFRS (IAS 19R), this plan will no longer be accounted for as a Defined Benefit Plan. Consequently, the Dutch DB Plan will be removed from ING Group’s balance sheet. For ING Group, the removal of these financial obligations and the aforementioned cross guarantee between ING Bank and ING Insurance is an important step towards the base case IPO of ING Insurance.

Under the revised IAS 19 accounting rules, “unrecognized actuarial gains and losses” on defined benefit pension plans are recognised immediately in equity, which increases volatility driven by movements in financial markets. The transfer of the obligations connected to the current Dutch DB Plan removes this source of volatility for both Bank and Insurance. It also removes the potential direct negative impact on capital in the event of a net pension liability. Furthermore, the switch to the DC Plan will take away the volatility in the pension expenses, that – while at a higher level—are now fixed.

FINANCIAL IMPACT

As of 31 December 2013 the estimated Dutch DB Net Pension Asset amounted to EUR 1.1 billion (which includes the impact of the forthcoming payment of EUR 330 million indexation in respect of 2014). As per 30 September 2013, the Net Pension Asset amounted to approximately EUR 3.3 billion. The EUR 2.2 billion difference is primarily due to changes in the fourth quarter in the market value of the investments of the Pension Fund, the discount rate and indexation and will be reflected in the fourth quarter Shareholders’ Equity.

The removal of the Pension Asset on ING’s balance sheet of EUR 0.8 billion after tax and the payment to the ING Pension Fund of approximately EUR 0.5 billion (EUR 0.4 billion after-tax) for the removal of the aforementioned pension obligations will result in an after-tax P&L charge of approximately EUR 1.2 billion to be booked as a special item in the first quarter of 2014. Of this impact, EUR 0.8 billion will be attributed to ING Bank and EUR 0.4 billion to ING Insurance. The valuation of the Pension Asset and consequently the final impact on the P&L are subject to change depending on market developments until finalisation of the agreement.

The pro-forma expected negative impact of this agreement on ING Bank’s core Tier 1 ratio is approximately 100 basis points. This impact is a reflection of ING Bank’s share in the payment to the ING Pension Fund and the removal of the Pension Asset. However, the expected negative impact on the Bank’s pro-forma fully loaded core Tier 1 ratio is approximately 20 basis points as the Pension Asset and the so called corridor are already deducted from capital under CRR/CRD IV.

The agreement is expected to have a negative impact of approximately 3%-points on the IGD ratio of ING Insurance on a pro forma basis, reflecting ING Insurance’s share in the payment to the ING Pension Fund.

The agreement is subject to the condition that going forward ING will be fully released from all future financial obligations arising out of the Dutch DB Plan as well as regulatory and other approvals. ING expects to be able to announce a final agreement early March 2014.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 5766386	+31 20 57 66396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 9 January 2014